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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2000

OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________to_____________________

Commission file number 1-9759

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMC GLOBAL INC.
100 S. Saunders Road, Lake Forest, Illinois 60045

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IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2000 and 1999
with Reports of Independent Auditors

Employer Identification #36-3888539
Plan #101

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IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2000 and 1999

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Report of Independent Auditors

Plan Administrator
IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 2000, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 11, 2001

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Independent Auditors' Report

Plan Administrator
IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ Hill, Taylor LLC

May 26, 2000

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EIN 36-3888539
Plan #101

IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Cash	$ 122	$ 397
Interest in master trust funds	47,640,851	38,951,534
Investments, at fair value	66,226,673	59,730,908
Receivables:
Participant contributions	152,273	68,752
Employer contributions	1,732,746	24,485
Pending investment sales	8,653	-
Total receivables	1,893,672	93,237
Assets available for benefits	$115,761,318 ==========	$98,776,076 =========

See accompanying notes.

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EIN 36-3888539
Plan #101

IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
Additions	2000	1999
Investment income:
Interest and dividends	$ 3,603,131	$ 1,273,135
Net realized and unrealized (depreciation) appreciation in fair value of investments - Mutual funds	(2,711,189)	5,477,514
Income from master trust funds	1,326,991	534,415
Total investment income	2,218,933	7,285,064

Contributions:
Participants	4,793,311	4,723,564
Employer	6,026,733	2,229,799
Total contributions	10,820,044	6,953,363
Transfers from other plans	34,080,508	-
Total additions	47,119,485	14,238,427

Deductions
Distributions	30,128,543	12,221,210
Administrative fees	5,700	-
Transfers to other plans	-	1,293,965
Total deductions	30,134,243	13,515,175
Net increase	16,985,242	723,252
Assets available for benefits - Beginning of year	98,776,076	98,052,824
Assets available for benefits - End of year	$115,761,318 ==========	$ 98,776,076 =========

See accompanying notes.

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EIN 36-3888539
Plan #101

IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan

The following description of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which was established on July 1, 1993. Employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC-Global Operations Inc. and Phosphate Resource Partners, L.P., are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions from 1% to 15% of participants' eligible pay (subject to Internal Revenue Service (IRS) limits) in before-tax dollars, after-tax dollars, or a combination of both. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2000 and 1999, the Company matched up to 6% of a participant's eligible pay as follows: $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant's eligible pay and $.50 for every $1 that a participant contributes to the Plan on the next 3% of a participants eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions, initially deposited, to the IMC Global Stock Fund, may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Under certain circumstances, participants may roll over their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of: (a) the Company contributions, and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company. Upon joining the Plan, participants can direct their contributions, Company matching contributions, and Company profit-sharing contributions to a selection of nine investment funds, three of which are pooled funds shared only by other IMC-Agrico MP, Inc. and IMC Global, Inc. 401(k) plans.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used to offset Company contributions.

Withdrawals

Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, active participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

Participants can elect to: 1) receive their distribution in a lump sum; 2) defer their lump sum payment to a later date; or 3) receive annual installment payments up to ten years. Participants electing deferral must: (1) elect to receive their distributions in:  (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributing at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of master trust funds, mutual funds, and M&I Stable Principal Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust is allocated monthly to each participating plan based on the ratio of each plan's equity to the total equity of all participating plans prior to the allocations.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3. Investment in Master Trust Funds

Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund were invested in shares of the IMC-Agrico MP. Inc. pooled funds prior to November 1, 2000, which were shared by other IMC-Agrico MP, Inc. 401(k) plans. On November 1, 2000, the IMC-Agrico Bond Fund, IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund merged into the IMC Global Bond Fund, IMC Global Stock Fund, and IMC Global Fixed Income Fund, respectively. The Plan held a 76%, 68%, and 45% interest, respectively, in the IMC Global Bond Fund, the IMC Global Stock Fund, and the IMC Global Fixed Income Fund at December 31, 2000. The Plan held a 100%, 92%, and 86.5% interest, respectively, in the IMC-Agrico Bond Fund, IMC-Agrico Stock Fund, and IMC-Agrico Fixed Income Fund at December 31, 1999.

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the IMC Global, Inc. pooled funds as of December 31, 2000, were as follows:

	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Income Fund

Bond Fund of America	$3,860,168	$ -	$ -
IMC Global Inc. common stock	-	22,406,701	-
M&I Stable Principal Fund	-	-	20,346,347
Guaranteed Investment Contracts:
Allstate Life	-	-	4,121,961
Rabobank Alternative	-	-	2,593,751
John Hancock	-	-	1,664,382
Government Plus Synthetic	-	-	9,285,886
Ohio National	-	-	5,223,828
SunAmerica Life	-	-	7,981,848
Connecticut General Life	-	-	4,495,587
Protective Life	-	-	5,135,114
Business Men's Assurance	-	-	3,209,268
Money Market Fund	-	-	622,304
Cash	116,885	524,672	-
Pending investment transactions	-	1,527,118	-
Accrued interest and dividends	7,339	2,316	80,379
Liabilities	-	(1,525,000)	-
Net assets	$3,984,392 ========	$22,935,807 =========	$64,760,655 =========

The assets of the IMC-Agrico MP, Inc. pooled funds as of December 31, 1999, were as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund

Bond Fund of America	$3,327,639	$ -	$ -
IMC Global Inc. common stock	-	8,625,974	-
M&I Stable Principal Fund	-	-	14,348,030
Guaranteed Investment Contracts:
CDC Investment Management Corp.	-	-	1,500,000
Rabobank Alternative	-	-	829,073
SunAmerica Life Company	-	-	3,579,144
Government Plus Synthetic	-	-	2,740,361
Ohio National	-	-	1,638,848
SunAmerica Life Synthetic	-	-	1,310,878
Connecticut General Life	-	-	1,600,177
John Hancock	-	-	1,568,544
Protective Life	-	-	2,078,918
Marshall Money Market Fund	69,168	262,964	612,159
Accrued interest and dividends	4,022	2,074	54,885
Net assets	$3,400,829 ========	$8,891,012 ========	$31,861,017 =========

Changes in the pooled balances for the year ended December 31, 2000, are summarized as follows

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund	IMC Global Bond Fund	IMC Global Stock Fund	IMC Global Fixed Fund

Additions
Interest and dividend income	$ 197,365	$ 305,082	$ 1,785,119	$ 131,916	$ 274,251	$ 2,406,558
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common Collective trust fund	86,673	-	-	(159,050)	-	-
IMC Global, Inc. common stock	-	(2,621,063)	-		2,372,715	-
Contributions and transfers from other funds	561,238	34,821,291	32,841,804	3,011,769	20,073,427	47,411,041
	845,276	32,505,310	34,626,923	2,984,635	22,720,393	49,817,599

Deductions
Benefits paid	1,636,821	32,678,862	54,976,348	1,408,965	15,325,487	31,156,748
Investment expenses	-	-	-	-	-	165,797
Transfers to other funds	2,609,284	8,717,460	11,511,592	-	-	-
	4,246,105	41,396,322	66,487,940	1,408,965	15,325,487	31,322,545
Net increase in assets	(3,400,829)	(8,891,012)	(31,861,017)	1,575,670	7,394,906	18,495,054
Net assets, beginning of year	3,400,829	8,891,012	31,861,017	2,408,722	15,540,901	46,265,601
Net assets, end of year	$ - ========	$ - =========	$ - =========	$3,984,392 ========	$22,935,807 =========	$64,760,655 =========

Changes in the pooled balances for the year ended December 31, 1999, are summarized as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund

Additions
Interest and dividend income	$ 269,452	$ 177,356	$ 1,680,709
Net realized and unrealized depreciation in fair value of investments:
Common collective trust fund	(176,433)	-	-
IMC Global, Inc. common stock	-	(1,855,870)	-
Contributions and transfers from other funds	903,207	37,074,481	45,454,721
	996,226	35,395,967	47,135,430

Deductions
Benefits paid	2,077,671	35,106,442	43,670,982
Net increase (decrease)	(1,081,445)	289,525	3,464,448
Net assets, beginning of year	4,482,274	8,601,487	28,396,569
Net assets, end of year	$ 3,400,829 ========	$ 8,891,012 ========	$31,861,017 =========

4. Significant Investments

Individual investments that represent 5% or more of net assets available for benefits at December 31, 2000 and 1999, were as follows:

	December 31
	2000	1999
Mutual funds:
Fidelity Equity-Income Fund	$23,250,869	$26,205,983
Vanguard Wellington Fund	*	5,345,833
Fidelity Magellan Fund, Inc.	19,743,633	14,427,552
Vanguard Index Trust 500 Fund	11,716,973	8,248,162

*Did not exceed the 5% threshold.

5. Federal Income Tax Status

The IRS ruled May 15, 1995, that the Plan qualified under Section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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Supplemental Schedule

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EIN 36-3888539
Plan #101

IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issuer	Description	Number of Shares	Current Value

Marshall and Ilsley Trust Company*	Fidelity Equity Income Fund	435,165	$23,250,869
	Fidelity Magellan Fund	165,495	19,743,633
	Franklin Balance Sheet Investment Fund	34,501	1,230,681
	Templeton Foreign Fund	111,116	1,148,950
	Vanguard Wellington Fund	191,678	5,407,256
	Vanguard Index Trust 500 Fund	96,151	11,716,973

Loans to participants	Varying maturities with interest rates ranging from 6.75% to 10.05%		3,728,311
			$66,226,673 =========

*Indicates party in interest to the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMC-AGRICO MP, INC. PROFIT SHARING AND SAVINGS PLAN

/s/ Stephen P. Malia Stephen P. Malia Chairman of the Employee Benefits Committee

Date: June 29, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James J. Bradford James	Executive Vice President and Chief Financial Officer	June 29, 2001
/s/ Stephen P. Malia Stephen P. Malia	Senior Vice President Human Resources	June 29, 2001
/s/ E. Paul Dunn E. Paul Dunn	Vice President and Treasurer	June 29, 2001
/s/ Mary Ann Hynes Mary Ann Hynes	Senior Vice President and General Counsel	June 29, 2001
/s/ James O. Siemers James O. Siemers	Director of Compensation and Benefits	June 29, 2001

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 Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-59687) pertaining to the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan of our report dated June 11, 2001, with respect to the 2000 financial statements of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
June 27, 2001

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 Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-59687) pertaining to the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan of our report dated May 26, 2000, with respect to the financial statements of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

 /s/ Hill, Taylor LLC

Hill, Taylor LLC
Chicago, Illinois
June 27, 2001

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